SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of August, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

NEWS RELEASE	CONTACT:	Edisa G. Revilla - Panama
507-304-2672
Pamela Salazar - U.S.
210-277-2929

COPA HOLDINGS S.A. OBTAINS U.S. EX-IM BANK LOAN GUARANTEE COMMITMENTS

PANAMA CITY, Aug. 2 /PRNewswire-FirstCall/ -- Copa Holdings, parent company of Copa Airlines and Aero Republica, today informed it has obtained loan guarantee commitments from the Export-Import Bank of the United States (Ex-Im Bank) to support the purchase and financing of six Boeing 737 Next Generation Aircraft with a list price of approximately US$416 million.

The loan guarantee commitments by Ex-Im Bank, one final and five preliminary, will guarantee Copa Airlines' scheduled Boeing fleet expansion through 2009. "We are very pleased with the support from Ex-Im Bank in the financing of our Boeing fleet throughout the years. These guarantees are of vital importance in securing and maintaining competitive financing, which is of paramount importance in this competitive industry," stated Victor Vial, Chief Financial Officer of Copa Holdings.

About Copa Holdings

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 116 daily scheduled flights to 39 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Cali, Cartagena and Medellin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 8/02/2007	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO